Exhibit 99.24

ENEL: SEVEN MORE BANKS JOIN THE FINANCING FOR THE TENDER OFFER OF ENDESA

Margin grids and fees are defined

Rome, 19 April 2007 – Seven banks have joined the Euro 35,000,000,000 Credit Facility Agreement (the “Agreement”) to support the tender offer for shares in Endesa SA initially arranged and underwritten by Mediobanca – Banca di Credito Finanziario S.p.A., UBS Limited, Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbank AG, Milan Branch, and Intesa Sanpaolo S.p.A..

The seven banks joining as MLAs are Banco Bilbao Vizcaya Argentaria, S.A., Crédit Mutuel – CIC, Credit Suisse, London Branch, Dresdner Kleinwort, the investment banking division of Dresdner Bank AG, Goldman Sachs International, Morgan Stanley Bank International Limited, and The Royal Bank of Scotland plc.

The financing is split into three tranches: the A tranche totals Euro 10 billion and has a one-year maturity, but can be extended for a further 18-month period. The B tranche totals Euro 15 billion and has a three-year maturity, while the C tranche has a five-year maturity and totals Euro 10 billion.

International sub-tranches allow foreign banks without an Italian subsidiary to lend to the deal.

Margin is based on a rating grid:

Moody's or S&P Rating	Margin for Facility A (% p.a.)	Margin for Facility B (% p.a.)	Margin for Facility C (% p.a.)
A1/A+ or higher	0.175	0.225	0.275
A2/A	0.225	0.275	0.325
A3/A-	0.275	0.325	0.350
Baa1/BBB+	0.325	0.375	0.400
Baa2/BBB	0.400	0.450	0.500
Baa3/BBB- or below	0.450	0.500	0.550

Commitment fee will be 20% of the applicable margin. An Aval fee, calculated at 22.5bps p.a., will apply to the outstanding amount of the guarantee which covers Enel's portion of the tender as required by the Spanish stock market regulator CNMV.

Syndication of the transaction is expected to go through a sub-underwriting phase in May, while general syndication is scheduled to close after the settlement of the tender offer.

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,157,071,646 (at december 31, 2005) fully paid-in

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This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A.  investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A. and Acciona, S.A. regarding the proposed tender offer for Endesa, S.A. when they become available, because they will contain important information. The prospectus and certain complementary documentation have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A. and Acciona, S.A. with the SEC on the SEC’s web site at www.sec.gov.  The availability of the tender offer to Endesa, S.A.  shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations).  In connection with any such purchase or arrangement to purchase Enel S.p.A., and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC, and will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007.  In addition, Enel S.p.A. Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

This release may contain forward-looking statements. Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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